# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rantizo, CIK 0001991261
CUSIP: G8292E110
Title of class of securities: Class A ordinary shares, par value $0.0025 per share
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 10/09/2026
Amends the filing with accession number 0000919574-26-007073
Filed by CIK 0001500541
Persons authorized to receive notices and communications: Phillip Oldridge, 211 Highland Cross Drive, Houston, Texas (TX), 77073, 703-915-6652

## Reporting persons
- Phillip Oldridge (CIK 0001500541): type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,166,402; shared voting power 0; sole dispositive power 6,166,402; shared dispositive power 0; aggregate amount beneficially owned 6,166,402 (9.89% of the class)
  Comment: All reported shares are owned by Phillip Oldridge. Calculated based on 62,344,237 Class A ordinary shares, par value $0.0025 per share, of the Issuer outstanding as of October 16, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0025 per share
Name of issuer: Rantizo
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Comment:
This Amendment No. 1 to Schedule 13D hereby (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on October 19, 2026 (the "Original Schedule 13D") by Phillip Oldridge (the "Reporting Person") with respect to the Class A ordinary shares, par value $0.0025 per share (the "Shares"), of Rantizo, a Cayman Islands exempted company limited by shares (the "Issuer") and having its principal executive offices at 211 Highland Cross Drive, Houston, TX 77073.

This Amendment is being filed solely to correct the number of Shares outstanding used to calculate the percentage of the class beneficially owned by the Reporting Person. The Original Schedule 13D reported 68,344,237 Shares outstanding. The correct number is 62,344,237 Shares outstanding and the corrected percentage of the class beneficially owned by the Reporting Person is 9.89%. The number of shares beneficially owned by the Reporting Person has not changed and remains 6,166,402.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own 6,166,402.00 Shares, representing approximately 9.89% of the outstanding Shares of the Issuer. The foregoing beneficial ownership percentage is based on a total of 62,344,237 Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 6,166,402.00 Shares, representing approximately 9.89% of the Issuer's outstanding Shares.

## Signatures
- Phillip Oldridge: /s/ Phillip Oldridge, Phillip Oldridge (10/20/2026)